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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

             FIRST HARTFORD CORPORATION
(Name of Issuer)

                                  COMMON
(Title of Class of Securities)

                                   320488109
(CUSIP Number)

JOEL LEHRER
231-58 Atlantic Street
Keyport, New Jersey 07735
                                 732-264-9150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                               November 3, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320488109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joel Lehrer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power
174,137
	8.	Shared Voting Power

	9.	Sole Dispositive Power
174,137
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
174,137
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
5.6% (Five point Six Percent)
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share of First Hartford Corporation ("FHC"), a Maine corporation, whose principal offices are located at 149 Colonial Road, Manchester, Connecticut 06045-1270.  The class of FHC common stock is hereafter referred to as the Common Stock.

Item 2.	Identity and Background

	(a)	Joel Lehrer
	(b)	231-58 Atlantic Street, Keyport, NJ 07735
	(c)	Mr. Lehrer's present principal occupation is an investor. Mr. Lehrer conducts his business at the address in 2 (b) above.
	(d)	Mr. Lehrer has not been convicted in a criminal proceeding during the last five (5) years.
(e)

Mr. Lehrer has not, during the last five (5) years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgement decree or order injoining or prohibiting  activities subject to federal or state securities laws.

	(f)	Mr. Lehrer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Lehrer received twenty-five thousand (25,000) shares of the Common stock as a gift from relatives.

Item 4.	Purpose of Transaction
Mr. Lehrer received the shares as a gift from relatives. Mr. Lehrer has no present plans or proposals which relate to or would result in:
	(a)	The acquisition by any person of additional securities of FHC or the disposition of securities of FHC;
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FHC;
	(c)	A sale or transfer of a material amount of assets of the issuer;
	(d)	Any change in the present board of directors or management of FHC, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;
	(e)	Any material change in present capitalization or dividend policy;
	(f)	Any other material change in FHC's business or corporate structure;
	(g)	Changes in FHC's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of control of FHC by any person;
	(h)	Causing a class of securities of FHC to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;
	(i)	A class of equity securities of FHC becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or
	(j)	Any action similar to those enumerated above;

Item 5.	Interest in Securities of the Issuer
	(a)	Mr. Joel Lehrer beneficially owns approximately one hundred seventy four thousand one hundred thirty seven (174,137) shares of Common stock, which represents approximately five point six percent (5.6%) of the three million eighty nine thousand nine hundred eighty five (3,089,985) shares of the Common Stock which are believed by the undersigned to be issued and outstanding of FHC.
	(b)	Mr. Lehrer has the sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of approximately one hundred seventy four thousand one hundred thirty seven (174, 137) shares of Common Stock.
	(c)	Not applicable.
	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
November 5, 2003

Signature
/s/ Joel Lehrer

Name/Title
Joel Lehrer